

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Longjiang Li
President
Bymax Corp.
North District Sunshine Home Unit 2
Floor 6, Ste. #201, Inner Mongolia
Manzhouli City F4 021400

> **Re: Bymax Corp.**
> **Registration Statement on Form S-1**
> **Filed August 5, 2020**
> **File No. 333-240750**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 5, 2020

Risk Factors, page 10

1.   Please revise your risk factors to disclose the risk of doing business in China, including the various regulatory constraints.

It will be extremely difficult to acquire jurisdiction..., page 13

2.   Please elaborate upon this risk factor to discuss where your assets and officers are located and enhance your disclosure of the specific challenges associated with enforcing liabilities in the jurisdiction(s) that are applicable to this risk.

Government Regulation, page 27

3.   Please discuss the effect of existing or probable governmental regulations on your planned business operations, including the need for any government approval for any of your planned products or services. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Directors, Executive Officers, Promoter and Control Persons, page 33

4.   Please revise to disclose the business experience of Mr. Li and Mr. Kraft during the past five years as required by Item 401(e)(1) of Regulation S-K. For example, please elaborate on Mr. Li's business experience "as the freelance business consultant in retail" from 2016 through 2019. Similarly, please elaborate on Mr. Kraft's business experience "as the private business consultant in online retail" from 2016 through 2019.

Exhibits

5.   Your exhibit list does not make reference to either your legality opinion or subscription agreement, if available. Please file all required exhibits in a timely manner so that we may have time to review them before you request that your registration statement become effective.

General

6.   Given that you have nominal operations and nominal assets consisting only of cash, it appears that you may be a shell company, as defined in Rule 405 of Regulation C. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a shell company, please provide us with your legal analysis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services